UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Report on Form 6-K (excluding Exhibit 99.3 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655, 333-255576 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: August 6, 2024

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3, filed with the U.S. Securities and Exchange Commission on July 26, 2024)
10.1†	Option and License Agreement between AC Immune SA and Takeda Pharmaceuticals, USA, Inc., dated May 11, 2024
99.1	Interim Condensed Consolidated Financial Statements (Unaudited) (IFRS) as of and for the three and six months ended June 30, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated August 6, 2024

† Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.